FORM 6-K
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                       Report of Foreign Private Issuer

                       Pursuant to Rule 13a-16 or 15d-16
                    of the Securities Exchange Act of 1934



For the month of June, 2003

Commission File Number 1-15224



                        Energy Company of Minas Gerais
           ________________________________________________________
                (Translation of registrant's name into English)


                            Avenida Barbacena, 1200
                30190-131 Belo Horizonte, Minas Gerais, Brazil
           ________________________________________________________
                   (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


               Form 20-F        X             Form 40-F
                            ---------                     ----------


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


               Yes                            No               X
                            ---------                     ----------




If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):N/A


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[CEMIG LOGO]    [DOW JONES SUSTAINABILITY INDEXES MEMBERSHIP LOGO]

[LATIBEX LOGO]            [LEVEL 1 BOVESPA LOGO]        [CIG LISTED NYSE LOGO]


                                                                MATERIAL FACT

IMMEDIATE RELEASE
-----------------

             HOLDERS OF PREFERRED SHARES ELECT ONE CEMIG DIRECTOR;

                  BOARD APPOINTS NEW EXECUTIVE VICE-PRESIDENT

Belo Horizonte, June 4, 2003 - Companhia Energetica de Minas Gerais - Cemig (NYSE: CIG, BOVESPA: CMIG3, CMIG4 and LATIBEX: XCMIG), a leading fully integrated electricity company in Brazil, announced today that holders of preferred shares elected one member of CEMIG's Board of Directors at the Extraordinary General Shareholders' Meeting held on May 28, 2003. The new Board of Directors is comprised of the following members:


     1.   Elected by the shareholder Estado de Minas Gerais:
          Wilson Nelio Brumer (Chairman) and his alternate, Fernando Lage de Melo
          Djalma Bastos de Morais (Vice-President) and his alternate, Luiz Antonio Athayde Vasconcelos
          Francelino Pereira dos Santos and his alternate, Marco Antonio Rodrigues da Cunha
          Antonio Adriano Silva and his alternate, Francisco Sales Dias Horta
          Flavio Jose Barbosa de Alencastro and his alternate, Guilherme Horta Goncalves Junior
          Aecio Ferreira da Cunha and his alternate, Eduardo Lery Vieira
          Maria Estela Kubitschek Lopes and her alternate, Fernando Henrique Schuffner Neto
          Alexandre Heringer Lisboa and his alternate, Franklin Moreira Goncalves

     2.   Elected by the shareholder Southern Electric Brasil Participacoes Ltda.:
          Oderval Esteves Duarte Filho and his alternate, Geraldo Dannemann
          Marcelo Pedreira de Oliveira and his alternate, Luiz Felippe Leal da Fonseca Junior
          Joao Bosco Braga Garcia and his alternate, Carlos Suplicy de Figueiredo Forbes
          Sergio Lustosa Botelho Martins and his alternate, Marc Leal Claassen
          Mario Lucio Lobato and his alternate, Andre Luis Garbuglio

     3.   Elected by minority holders of preferred shares:
          Francisco Roberto Andre Gros and his alternate, Arnaldo Jose Vollet

At the same meeting, shareholders approved amendments to CEMIG's By-laws allowing, among other things, the modification of the composition of the Board of Executive Officers, creating the position of the Executive Vice-President. The newly elected Board of Directors appointed Francisco Sales Dias Horta as the Executive Vice-President in a meeting held on June 2, 2003.

Certain statements and assumptions contained herein are forward-looking statements based on management's current views and assumptions and involve known and unknown risks and uncertainties. Actual results could differ materially from those expressed or implied in such statements.

Contacts:

Luiz Fernando Rolla                                  Eliza Gibbons
Investor Relations - CEMIG                           The Anne McBride Company
Tel. +55-31-3299-3930                                Tel. 303-477-1350
Fax +55-31-3299-3933                                 Fax 212-983-1736
lrolla@cemig.com.br                                  eliza@annemcbride.com

                                  Signatures

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                       COMPANHIA ENERGETICA DE MINAS
                                       GERAIS - CEMIG




                                       By:  /s/  Flavio Decat de Moura
                                            -------------------------------
                                            Name:   Flavio Decat de Moura
                                            Title:  Chief Financial Officer





Date:  June 4, 2003